News Release	July 19, 2005

YAMANA FILES FINAL PROSPECTUS IN CONNECTION WITH THE PROPOSED EARLY EXERCISE OF LISTED WARRANTS

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to announce that it has filed a final short form prospectus in each of the provinces of Canada and in the United States qualifying for distribution the common shares to be issued in connection with the proposed early exercise or exchange of its publicly traded warrants, previously announced on June 17, 2005 (see press release dated June 17, 2005 and material change report dated June 24, 2005). The warrants are listed on the TSX and AMEX under the symbols YRI-WT and AUY.WS.

The proposed transaction is subject to warrantholder and shareholder approvals. The meetings of warrantholders and shareholders will be held on July 28, 2005. Management information circulars have been mailed by Yamana to both warrantholders and shareholders in connection with the meetings.

A copy of the final short form prospectus dated July 18, 2005 relating to the proposed transaction, and which also contains an update on the Company’s operations, including capital costs for its development projects in Brazil, can be found at www.sedar.com or obtained from the Company at the following address:

Yamana Gold Inc.
150 York St., Suite 1902
Toronto, Ontario Canada
M5H 3S5

Phone: (416) 815-0220
e-mail: investor@yamana.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

BMO Nesbitt Burns Inc. is acting as financial advisor to Yamana with respect to the proposed transaction involving the warrants.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America. As at March 31, 2005, Yamana had cash balances totaling US$66.2 million.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,”“expect,”“project,”“intend,”“believe,”“anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.